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                                                     DUQUESNE LIGHT EXHIBIT 12.1


                     Duquesne Light Company and Subsidiaries


                Calculation of Ratio of Earnings to Fixed Charges
                          (Dollar Amounts in Millions)



                                                            Three Months Ended                        Year Ended
                                                                 March 31,                           December 31,

                                                                  2002         2001        2000         1999      1998       1997
                                                               ---------     ------------------------------------------------------
FIXED CHARGES:
  Interest on long-term debt                                    $ 13.6        $ 60.1      $ 71.2      $ 76.9     $ 75.8     $ 81.6
  Other interest                                                   1.0           0.7         3.1         4.8        1.3        0.8
  Company obligated mandatorily redeemable preferred
    trust securities dividend requirements                         3.1          12.6        12.6        12.6       12.6       12.6
  Amortization of debt discount, premium and expense - net         0.5           2.2         2.3         2.5        5.3        5.8
  Portion of lease payments representing an interest factor        0.4           3.1         6.8        43.0       44.1       44.2
                                                               ---------     ------------------------------------------------------
    Total Fixed Charges                                         $ 18.6        $ 78.7      $ 96.0      $139.8     $139.1     $145.0
                                                               ---------     ------------------------------------------------------

EARNINGS:
  Income from continuing operations                             $ 17.8        $ 53.4     $  92.6      $151.0     $148.5     $141.8
  Income taxes                                                    11.1          31.4        41.6        76.1*      74.9*      73.8*
  Fixed charges as above                                          18.6          78.7        96.0       139.8      139.1      145.0
                                                               ---------     ------------------------------------------------------
    Total Earnings                                              $ 47.5       $ 163.5     $ 230.2      $366.9     $362.5     $360.6
                                                               ---------     ------------------------------------------------------

RATIO OF EARNINGS TO FIXED CHARGES                                2.55          2.08        2.40        2.62       2.61       2.49
                                                               =========     ======================================================
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  *Earnings related to income taxes reflect a $3.0 million, $12.0 million and
$17.0 million decrease for the twelve months ended December 31, 1999, 1998 and
1997, respectively, due to a financial statement reclassification related to
Statement of Financial Accounting Standards No. 109, Accounting for Income
Taxes. The ratio of earnings to fixed charges, absent this reclassification equals 2.65, 2.69 and 2.61 for the twelve months ended December 31, 1999, 1998 and 1997, respectively.